Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

May 16, 2017 and the Prospectus dated June 3, 2016

Registration No. 333-211812

EPR Properties

PRICING TERM SHEET

$450,000,000 4.500% Senior Notes due 2027

This pricing term sheet supplements the information set forth in the Issuer’s Preliminary Prospectus Supplement dated May 16, 2017 and the Prospectus dated June 3, 2016.

Issuer:	EPR Properties

Guarantors:	Each subsidiary of the Issuer that is a guarantor of its unsecured revolving credit facility, its unsecured term loan facility and its existing 7.750% Senior Notes due 2020, 5.750% Senior Notes due 2022, 5.250% Senior Notes due 2023, 4.350% Senior Notes due 2024, 4.500% Senior Notes due 2025, 4.560% Senior Notes due 2026 and 4.750% Senior Notes due 2026.

Aggregate Principal Amount:	$450,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 / BBB- / BBB-

Final Maturity Date:	June 1, 2027

Public Offering Price:	99.393%

Coupon:	4.500%

Yield to Maturity:	4.576%

Benchmark Treasury:	UST 2.375% due May 15, 2027

Benchmark Treasury Price/ Yield:	100-14 / 2.326%

Spread to Benchmark Treasury:	T+225 bps

Interest Payment Dates:	June 1 and December 1 of each year, commencing December 1, 2017

Optional Redemption:	The redemption price for notes that are redeemed will be equal to (i) 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption, plus (ii) a make-whole premium (T+35 bps). If redeemed on or after the Par Call Date, the redemption price for notes that are redeemed will be 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption.

Par Call Date:	On or after March 1, 2027

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC RBC Capital Markets, LLC

Joint Lead Managers:	KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc. BNP Paribas Securities Corp.

Co-Managers:	UMB Financial Services, Inc. BOK Financial Securities, Inc.

CUSIP / ISIN:	26884U AD1 / US26884UAD19

Denominations:	$2,000 x $1,000

Trade Date:	May 16, 2017

Settlement Date:	May 23, 2017 (T+5)

Form of Offering:	SEC Registered (Registration No. 333-211812)

Net Proceeds:	Approximately $443.2 million, after deducting the underwriting discount and estimated offering expenses.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Conflicts of Interest

UMB Financial Services, Inc., one of the underwriters, is an affiliate of the trustee under the indenture that will govern the notes.

*         *         *          *

The Issuer has filed a registration statement (including the Prospectus dated June 3, 2016 and the Preliminary Prospectus Supplement dated May 16, 2017) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantors and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Issuer, the Guarantors, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and the Preliminary Prospectus Supplement if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, by telephone toll free at (800) 294-1322; J.P. Morgan Securities LLC, by telephone collect at (212) 834-4533; or RBC Capital Markets, LLC by telephone toll free at (866) 375-6829.

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